Pepco Energy Services
Balance Sheet
(Dollars in Millions)
(Unaudited)

	As of June 30,
ASSETS	2005
Current Assets	
Cash and cash equivalents	*
Inventories	*
Prepayments	*
Taxes receivable	*
Accounts receivable	*
Accounts receivable from associated companies	*
	*
Investments and Other Assets	
Goodwill	*
Other investments	*
	*
Property, Plant, and Equipment	
Property, plant, and equipment	*
Accumulated depreciation	*
	*
Total Assets	*
LIABILITIES AND OWNER'S EQUITY	
Current Liabilities	
Short term debt	*
Accounts payable	*
Interest accrued	*
Other	*
	*
Deferred Credits	
Deferred income taxes	*
Long-term capital lease obligations	*
Other	*
	*
Long Term Debt	*
Capitalization	
Additional paid-in capital	*
Other comprehensive income	*
Retained deficit	*
Total capitalization	*
Total Capitalization and Liabilities	*

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public
 Utility Holding Company Act of 1935.

Pepco Energy Services
Consolidated Statements of Income
Dollars in Millions
(Unaudited)

	Six Months Ended June 30, 2005
OPERATING REVENUES	*
OPERATING EXPENSES	
Electric fuel and purchased energy and capacity	*
Cost of sales	*
Operation and maintenance	*
Depreciation and amortization	*
Taxes other than income taxes	*
	*
OPERATING INCOME	*
OTHER INCOME	*
INTEREST EXPENSE	*
INCOME BEFORE INCOME TAXES	*
INCOME TAXES	*
NET INCOME	*

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public
  Utility Holding Company Act of 1935.